9/24/2025

Michelle Israel
400 E. 52nd Street, Apt. 5A
New York, NY, 10022

Dear Michelle,

On behalf of Five Below, Inc. (the “Company”), I am proud to extend you an offer to join our Company! Details of your employment terms, including your compensation and benefits, are listed on Appendix A to this letter.

Please carefully review this letter and its terms, which supersede any other oral or written agreements or promises made to you. If you have any questions about this offer, please feel free to contact me at Molly.Gellerman@Fivebelow.com

By accepting this offer, you acknowledge that your employment with the Company will be “at-will”, which means that you can resign or terminate your employment at any time, and the Company may terminate your employment at any time and for any lawful reason, with or without cause or advance notice. This at-will employment relationship cannot be changed except as approved in writing by a duly authorized Company officer. Through your acceptance you also represent that you will not be prevented from performing any of your duties for the Company as a result of any agreement, contractual or other obligation (including, without limitation, any non-competition, proprietary information or confidentiality agreement with any prior employer).

Finally, you should note that this offer of employment is expressly conditioned on (1) your signing and returning this letter and the Restrictive Covenant Agreement attached as Appendix B (the “Restrictive Covenant Agreement”) – which will be sent separately; (2) your satisfactory completion of the Company’s background check process; and (3) proof of your legal authorization to work in the United States. As EVP Chief Merchandising Officer you will be considered an Executive Officer which will require your assistance in filling out several additional forms and filings.

We are excited about working with you and having you as part of our team. If acceptable, please countersign this letter and the enclosed Restrictive Covenant Agreement through Five Below’s onboarding portal by date to be determined in partnership with our General Counsel in the coming week.

Sincerely,

/s/ Molly Gellerman
Molly Gellerman
Chief Human Resources Officer

I have read and understand the terms of this offer (including the attached Appendices) and accept it as presented:

/s/ Michelle Israel
Michelle Israel Date: 9/24/2025

Appendix A: Terms of Employment and Summary of Benefits

Below is a summary of the terms of your employment and the benefits you may be eligible for as an employee of Five Below. This is a summary only. You can find additional benefits information at www.fivebelowbenefits.com.

1	Title & Reporting:	EVP, Chief Merchandising Officer Reporting to CEO
2	Expected Start Date:	October 6, 2025
3	Assigned Work Location:	Company headquarters located in Philadelphia, PA Establishment and maintenance of a residence within 75 miles of the Company’s headquarters is a required as a condition of employment.
4	Annualized Base Salary:	$650,000 less required deductions and withholdings, to be paid every other week. Your base salary will be eligible for review in the Spring of 2026.

After Spring of 2026, annual base salary will be subject to annual review for increase by the Company’s Board of Directors (the “Board of Directors”) or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Compensation Committee may, in its sole discretion, approve payment of bonuses to you.
5	Vacation and Personal Days:	You will be entitled to 160 hours of vacation time, 40 hours of personal/sick time and 8 hours of “Take Five” time in your first full Five Below Plan Year (May 1 to April 30). These hours may be prorated in the initial Plan Year depending on your hire date within the Plan Year.
6	Health and Wellness Benefits:
Full-time associates are eligible to enroll in Five Below health and wellness benefits effective their first day of hire. Please log on to our Benefits Hub at www.fivebelowbenefits.com in order to review the Company’s benefit offerings. Once your employment begins, you must take action to elect your health benefits during your first 30 days of employment or you will be unable to participate in our health plans until the next annual Open Enrollment period. Shortly after your start date, you will receive an enrollment communication to the personal email address we have on file.
In addition, you are also eligible to participate in our executive physical program. This program is optional; results are confidential and is of no cost to you. We are currently partnering with Penn Medicine (Pennsylvania) as well as the Mayo Clinic (Minnesota, Arizona, or Florida). You are allowed one executive physical per 12-month period.

7	401(k) Plan:	Regular full-time associates that are at least age 21 are eligible to participate in the Five Below 401(k) Plan on the first semi-yearly date (January 1st or July 1st) following their start date. Once eligible to participate, associates can enroll at any time. Deferral elections and changes are processed monthly.

8	Non-Qualified Deferred Compensation (NQDC)	You will be eligible to participate in the company’s Non-Qualified Deferred Compensation (NQDC) plan at the beginning of the next calendar year after your Start Date. The Non-Qualified Deferred Compensation plan allows eligible crew members at the Vice-President level or above to set aside a portion of their current earnings to be paid at a later date of their choosing. This allows you to reduce your current taxable income, invest your contributions, and select when you want to receive the funds down the road. Deferral elections can only be changed once per calendar year during the enrollment window and deductions are taken each pay period.

9	Short-Term Incentive Plan (STIP):	You will be eligible to participate in the Company’s Short-Term Incentive Plan (“STIP”) with your initial participation beginning in the fiscal year 2025. The amount of the payout under the STIP will depend on a combination of various Company performance measures established by our Chief Executive Officer and/or the Compensation Committee of the Company’s Board of Directors, as well as your achievement of individual performance goals as determined by our Chief Executive Officer. To be eligible to receive a payout under the STIP you must be actively employed by the Company on the date the payout under the STIP is paid.

Your target STIP payout will be 75% of your annual base salary and is maxed at a 2x multiplier.

As a new hire who will begin after August 1, 2025, you will be eligible for 50% of the target for the initial year of eligibility.
10	Long-Term Incentive Plan (LTIP):
Initial Equity Grant: You will receive an initial equity grant under our LTIP equal to $75,000 in time-vested restricted stock units (“RSUs”). The actual number of RSUs shall be determined by dividing $75,000 by the closing price of the Company’s common stock on the grant date, which shall be the latter of your start date or the date of approval by the Compensation Committee.

Subject to your continued employment on the applicable vesting date, RSUs will be subject to the Company’s typical vesting schedule (which is 1/3rd vest each year over three years). The vesting date will be based on the initial equity grant date.

Annual Grants: Beginning in Spring 2026 you will be eligible to receive your first annual equity grant of $700,000 pursuant to the Company’s long-term incentive program. Equity grant value is determined by the Compensation Committee of the Board annually for Executive Vice-Presidents and subsequent equity awards are subject to change affecting your future participation levels in the plan.

Your annual equity grant will be delivered as 60% in performance based restricted stock units “PRSUs” and 40% in time-based restricted stock units “RSUs”

11	Initial Sign On Bonus	Shortly after your start of employment but in no event later than December 31, 2025, you will receive a one-time sign-on bonus of $75,000 less payroll deductions and all required withholdings. If within the first twelve months of employment your position is terminated with “Cause” by the Company or you choose to voluntarily terminate your position, you will be required to repay this sign-on bonus in full to the Company upon leaving.

“Cause” is defined as (i) alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription); (ii) gross negligence or willful misconduct in the course of employment (failure to meet performance standards or objectives, by itself, does not constitute cause); (iii) any breach of any obligation or duty to the Company or any of its affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, non-solicitation or property rights; (iv) other conduct involving any type of disloyalty to the Company or any of its affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; and (v) conviction of (or the entry of a plea of guilty or nolo contendere to) a misdemeanor involving moral turpitude or any felony.
12	Severance Benefits
As Chief Merchandising Officer, you will be eligible for benefits under our Executive Severance Plan, as in effect from time to time. That plan currently provides the following benefits in the event of a termination by the Company without “Cause” or a resignation by you with “Good Reason,” in each case as defined in the Plan:

•Twelve (12) months of Base Salary paid in the form of a lump sum, less any amount for which you may be eligible under a separate employment agreement entered into by you and Five Below; and
•If you or your eligible spouse or dependent validly elects to receive continuation coverage under the Company’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), you will be reimbursed the applicable premium otherwise payable for such coverage for the six (6) month period following your date of employment termination to the extent such premium exceeds the monthly amount charged to active similarly situated employees of the Company for the same coverage.

A copy of the Executive Severance Plan will be delivered to you under separate cover. Please consult that plan document for additional details.

13	Relocation Benefits
The Company agrees to pay for the relocation expenses listed in Tier 1 of its Relocation Policy notwithstanding that you are not relocating your primary residence.

Negotiated changes to the relocation policy have been included below as well as reflected in the revised Tier 1 Policy.

Negotiated Changes:

·    Lease Break or Closing Cost – N/A
·    Pack and Move – N/A
·    Temporary Housing – 6 months
·    Relocation Allowance - $35,000
·    Repayment Schedule – 100% 0-12 Months

Please refer to the Relocation Policy emailed to you separately. Certain relocation expenses may be subject to payroll taxes and included in wages on your W-2. If within the twelve months of your start date, the Company terminates your position with “Cause” or you choose to terminate voluntarily your position (other than for Good Reason), you will be required to repay relocation expenses to Five Below. Policy coverage and benefits expire twelve months after your start date based on the schedule set forth in the Relocation Policy (which reduces the potential amount due based on tenure).

Five Below may retain any compensation owing to you as repayment for any and all relocation expenses owed as mentioned above. You will be obligated to repay any remaining repayment amounts within 30 days following the effective employment termination date and accept responsibility for any tax liabilities, credits, and/or deductions that you may incur as a result of this agreement and offer. Your execution of this offer letter provides written approval for Five Below to deduct, to the extent permitted by applicable law, from your final or earlier paychecks any amount owed to Five Below for relocation expenses.

“Cause” is defined as (i) alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription); (ii) gross negligence or willful misconduct in the course of employment (failure to meet performance standards or objectives, by itself, does not constitute cause); (iii) any breach of any obligation or duty to the Company or any of its affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, non-solicitation or property rights; (iv) other conduct involving any type of disloyalty to the Company or any of its affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; and (v) conviction of (or the entry of a plea of guilty or nolo contendere to) a misdemeanor involving moral turpitude or any felony. By signing this offer, you agree to the Five Below Relocation Policy and repayment policy outlined above.